SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 13
to
SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934
BPW Acquisition Corp.
(Name of Subject Company (Issuer))
The Talbots, Inc.
(Names of Filing Person (Offeror))
COMMON STOCK WARRANTS
(Title of Class of Securities)
055637110
(CUSIP Number of Class of Securities)
Richard T. O’Connell, Jr.
The Talbots, Inc.
One Talbots Drive
Hingham, Massachusetts 02043
(781) 749-7600 (Phone)
(Name, address and telephone number of person authorized to receive notices and communications on
behalf of filing persons)
Copies of communications to:
Morton A. Pierce
Ivan Presant
Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, New York 10019
(212) 259-8000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION
     This Amendment No. 13 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) originally filed with the Securities and Exchange Commission (the “SEC”) on March 1, 2010, as subsequently amended by Amendment No. 1 to the Schedule TO filed with the SEC on March 9, 2010, as subsequently amended by Amendment No. 2 to the Schedule TO filed with the SEC on March 11, 2010, as subsequently amended by Amendment No. 3 to the Schedule TO filed with the SEC on March 26, 2010, as subsequently amended by Amendment No. 4 to the Schedule TO filed with the SEC on March 26, 2010, as subsequently amended by Amendment No. 5 to the Schedule TO filed with the SEC on March 29, 2010, as subsequently amended by Amendment No. 6 to the Schedule TO filed with the SEC on March 30, 2010, as subsequently amended by Amendment No. 7 to the Schedule TO filed with the SEC on March 31, 2010, as subsequently amended by Amendment No. 8 to the Schedule TO filed with the SEC on April 1, 2010, as subsequently amended by Amendment No. 9 to the Schedule TO filed with the SEC on April 2, 2010, as subsequently amended by Amendment No. 10 to the Schedule TO filed with the SEC on April 5, 2010, as subsequently amended by Amendment No. 11 to the Schedule TO filed with the SEC on April 6, 2010 and as subsequently amended by Amendment No. 12 to the Schedule TO filed with the SEC on April 6, 2010, by The Talbots, Inc., a Delaware corporation (“Talbots”). This Schedule TO relates to the offer by Talbots to exchange (the “Exchange Offer”) each outstanding warrant (the “BPW Warrants”) to acquire shares of common stock of BPW Acquisition Corp. (“BPW”) for shares of common stock, par value $0.01 per share, of Talbots (the “Talbots Common Stock”) or warrants to acquire shares of Talbots Common Stock (the “Talbots Warrants”).
     On March 11, 2010, Talbots filed with the SEC Amendment No. 1 to its Registration Statement on Form S-4 (as amended and supplemented, the “Registration Statement”) relating to the Exchange Offer. The terms and conditions of the Exchange Offer, as well as a description of Talbots and other information required by Schedule TO, are set forth in the prospectus/offer to exchange which is part of the Registration Statement, and the related Letter of Election and Transmittal, which is filed as Exhibit 99.07 to the Registration Statement (collectively, the “Offer to Exchange”).
     Pursuant to the Offer to Exchange, each BPW Warrant validly tendered and not withdrawn in the Exchange Offer will be exchanged, at the election of the holder of such warrant, for either (i) a number of shares of Talbots Common Stock (the “Common Stock Exchange Ratio”) equal to the greater of (a) 0.09853 and (b) the quotient (rounded to the nearest one hundred-thousandth) obtained by dividing $1.125 by the average of the daily volume weighted average prices per share (calculated to the nearest one-hundredth of one cent) of shares of Talbots Common Stock, on the New York Stock Exchange over the 5 consecutive trading days immediately preceding the date of completion of the merger contemplated by the Agreement and Plan of Merger, dated as of December 8, 2009, by and among Talbots, Tailor Acquisition, Inc., or Merger Sub, and BPW, as amended by the First Amendment to the Agreement and Plan of Merger, dated as of February 16, 2010, provided that if such quotient is greater than 0.13235, such quotient shall be deemed to be 0.13235, and if such quotient is less than 0.09000, then such quotient shall be deemed to be 0.09000, or (ii) a number of Talbots Warrants, based on an exchange ratio equal to the product obtained by multiplying 10 times the Common Stock Exchange Ratio, subject, in each case, to the election procedures and proration procedures described in the Offer to Exchange.

Items 1 through 11.
     Item 11 of the Schedule TO is hereby amended and supplemented to add the following:
     “Second Amendment to Agreement and Plan of Merger
     On April 6, 2010, Talbots, Merger Sub and BPW entered into the Second Amendment to Agreement and Plan of Merger (the “Second Amendment”), amending the Agreement and Plan of Merger, dated as of December 8, 2009, by and among Talbots, BPW and Merger Sub, as previously amended by the First Amendment to Agreement and Plan of Merger, dated as of February 16, 2010 (as amended, the “Merger Agreement”).
     The Second Amendment provides that immediately following Merger Sub’s merger with and into BPW (the “Merger”) pursuant to and subject to the terms of the Merger Agreement, with BPW becoming a wholly-owned subsidiary (the “Surviving Corporation”) of Talbots, Talbots will merge the Surviving Corporation with and into Talbots pursuant to Section 253 of the Delaware General Corporation Law, with Talbots continuing as the surviving corporation.
     BPW Consent Solicitation
     On April 6, 2010, BPW filed a definitive proxy statement with the SEC in connection with launching its consent solicitation to amend the existing warrant agreement relating to the BPW Warrants.
     The amendment to the existing warrant agreement will require the consent of (i) holders of record of BPW Warrants as of 5:00 p.m. EDT on March 17, 2010 exercisable for a majority of the shares of BPW common stock issuable on exercise of all outstanding BPW Warrants and (ii) holders of record of BPW Warrants as of the record date exercisable for a majority of the shares of BPW common stock issuable on exercise of all outstanding BPW Warrants issued in BPW’s initial public offering.
     If the amendment to the existing warrant agreement becomes effective, holders of BPW Warrants will not be able to exercise their BPW Warrants for up to one year from the date of the completion of BPW’s initial business combination, whether such initial business combination is the Merger or a different qualifying transaction (unless, in the case of BPW Warrants other than BPW Warrants issued to BPW’s sponsors prior to BPW’s initial public offering, the board of directors of BPW (or the board of directors of Talbots if the Merger has been completed) at such time determines, in its sole discretion, to accelerate the exercisability of such BPW Warrants). In addition, the amendment to the existing warrant agreement will provide that the BPW Warrants will no longer be entitled to the benefit of anti-dilution protections and other provisions in the existing warrant agreement that will be removed or modified. For example, the amendment to the existing warrant agreement will provide that in the event of a stock split with respect to BPW common stock (or Talbots Common Stock if the Merger has been completed), the terms of the BPW Warrants will provide for no corresponding increase to the number of shares of BPW common stock or Talbots Common Stock, as applicable, issuable on exercise of BPW Warrants and corresponding decrease of the exercise price. In addition, if the amendment to the existing warrant agreement is approved, upon the occurrence of certain future events (other than BPW’s initial business combination), including without limitation certain reclassifications, reorganizations, mergers or consolidations involving BPW (or Talbots if the Merger has been completed), or upon a dissolution of BPW (or Talbots if the Merger has been completed) following certain asset sales or transfers involving BPW (or Talbots if the Merger has been completed), the board of directors of BPW (or the board of directors of Talbots if the Merger has been completed), at such time will have the option to cancel each BPW Warrant in exchange for the right to receive a cash payment equal to the excess, if any, of the fair market value (as determined by the board of directors of BPW or Talbots, as applicable, at such time, acting in good faith and its sole discretion) of the consideration that the holder of such BPW Warrant would have received if such holder had exercised such BPW Warrant immediately prior to such event, over the exercise price then applicable to such BPW Warrant.
     The consent solicitation is scheduled to expire at 5:00 p.m., New York City time on April 8, 2010, unless extended by BPW.”
Item 12.
Exhibits
     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:
(a)(1)(M) Press Release issued by The Talbots, Inc. dated April 6, 2010 (incorporated by reference to the Form 425 filed by The Talbots, Inc. on April 6, 2010)
(a)(5)(E) Second Amendment to Agreement and Plan of Merger, dated as of April 6, 2010, by and among The Talbots, Inc., Tailor Acquisition, Inc. and BPW Acquisition Corp. (incorporated by reference to the current report on Form 8-K filed by The Talbots, Inc. on April 6, 2010)

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE TALBOTS, INC.
Dated: April 6, 2010	By:	/s/ Richard T. O’Connell, Jr.
		Name:	Richard T. O’Connell, Jr.
		Title:	Executive Vice President, Real Estate, Legal, Store Planning & Design and Construction, and Secretary

Exhibit Index

Exhibit
No.	Description of Exhibit
(a)(1)(A)	Form of Letter of Election and Transmittal*

(a)(1)(B)	Internal Revenue Service Form W-9 (included with the Form of Letter of Election and Transmittal)*

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(D)	Form of Letter to Clients*

(a)(1)(E)	Press Release issued by The Talbots, Inc. dated March 29, 2010 (incorporated by reference to the current report on Form 8-K filed by The Talbots, Inc. on March 29, 2010)

(a)(1)(F)	Press Release issued by The Talbots, Inc. dated March 30, 2010 (incorporated by reference to the current report on Form 8-K filed by The Talbots, Inc. on March 30, 2010)

(a)(1)(G)	Press Release issued by The Talbots, Inc. dated March 31, 2010 (incorporated by reference to the current report on Form 8-K filed by The Talbots, Inc. on March 31, 2010)

(a)(1)(H)	Press Release issued by The Talbots, Inc. dated April 1, 2010 (incorporated by reference to the current report on Form 8-K filed by The Talbots, Inc. on April 1, 2010)

(a)(1)(I)	Press Release issued by The Talbots, Inc. dated April 2, 2010 (incorporated by reference to the current report on Form 8-K filed by The Talbots, Inc. on April 2, 2010)

(a)(1)(J)	Press Release issued by The Talbots, Inc. dated April 5, 2010 (incorporated by reference to the current report on Form 8-K filed by The Talbots, Inc. on April 5, 2010)

(a)(1)(K)	Press Release issued by The Talbots, Inc. dated April 6, 2010 (incorporated by reference to the current report on Form 8-K filed by The Talbots, Inc. on April 6, 2010)

(a)(1)(L)	Press Release issued by The Talbots, Inc. dated April 6, 2010 (incorporated by reference to the current report on Form 8-K filed by The Talbots, Inc. on April 6, 2010)

(a)(1)(M)	Press Release issued by The Talbots, Inc. dated April 6, 2010 (incorporated by reference to the Form 425 filed by The Talbots, Inc. on April 6, 2010)

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Prospectus/Offer to Exchange relating to warrants and shares of common stock of The Talbots, Inc., to be issued in the Exchange Offer (incorporated by reference to the final prospectus filed by The Talbots, Inc. with the SEC on March 17, 2010)

(a)(5)(A)	Class action complaint filed in Campbell v. The Talbots, Inc. et al., Docket No. C.A. 5199-VCS (Court of Chancery of the State of Delaware) (incorporated by reference to Exhibit 99.07 of the registration statement on Form S-4/A filed by The Talbots, Inc. on January 21, 2010)

(a)(5)(B)	Stipulation, dated March 6, 2010 (incorporated by reference to the current report on Form 8-K filed by The Talbots, Inc. on March 9, 2010)

(a)(5)(C)	Pentwater Growth Fund, Ltd., et al. v. BPW Acquisition Corp., et al. Complaint, Docket No. C.A. 5367-VCS, filed in the Court of Chancery of the State of Delaware on March 22, 2010 (incorporated by reference to the current report on Form 8-K filed by The Talbots, Inc. on March 26, 2010)

(a)(5)(D)	Pentwater Growth Fund, Ltd., et al. v. BPW Acquisition Corp., et al., Motion for a Temporary Restraining Order, Docket No. C.A. 5367-VCS, filed in the

Exhibit
No.	Description of Exhibit
Court of Chancery of the State of Delaware on March 23, 2010 (incorporated by reference to the current report on Form 8-K filed by The Talbots, Inc. on March 26, 2010)

(a)(5)(E)	Second Amendment to Agreement and Plan of Merger, dated as of April 6, 2010, by and among The Talbots, Inc., Tailor Acquisition, Inc. and BPW Acquisition Corp. (incorporated by reference to the current report on Form 8-K filed by The Talbots, Inc. on April 6, 2010)

(b)	Not applicable

(d)	Not applicable

(g)	Not applicable

(h)	Not applicable

*	Incorporated by reference to the Registration Statement